J.P.Morgan

JPMorgan Alerian MLP Index ETNs

OVERVIEW

JPMorgan Alerian MLP Index Exchange Traded Notes ("ETNs") provide convenient access to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees[1]. The ETN coupons are reported on Form 1099s and therefore eliminate the administrative burden associated with K-1 forms. Investors can trade the ETNs on the NYSE, Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase[2], based on the performance of the index. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co.



Current Yield



Alerian MLP ETN	5.7%
REITs ETF	3.4%
Utilities ETF	4.1%
Bond ETF	3.3%

Sources: Bloomberg, JPMorgan. Calculated as of August 25, 2010. "REITs ETF", "Utilities ETF", and "Bond ETF" refer to the iShares Dow Jones U.S. Real Estate Index Fund, the Utilities Select Sector SPDR Fund, and the iShares Barclays Aggregate Bond Fund, respectively. The current yield equals the most recent dividend or coupon, as of August 25, 2010 (which is the last ex-dividend date), annualized and divided by the closing price of the investment on the date shown above. Yields shown are not indicative of ETN coupons, if any.

ETN Details

Ticker	AMJ
Intraday Indicative Value Ticker	AMJ.IV[3]
Index	Alerian MLP Index (AMZ)
Current Yield	5.65%[4]
Market Capitalization	$1,547,550,000[5]
Primary Exchange	NYSE, Arca
Tracking Fee	0.85% per annum
Maturity Date	May 24, 2024
CUSIP	46625H365

Index Total Returns (%), Standard Deviations (%), and Correlation

	3 Month Return	1 Year Return	5 Year Return Annualized	10 Year Return Annualized	Standard Deviation Annualized	Correlation
Alerian MLP Index	13.54%	49.47%	11.88%	18.43%	22.44%	1.00
S&P 500® Index	-0.23%	11.81%	-0.11%	-1.46%	20.29%	0.65
S&P 500® Utilities Index	10.81%	14.27%	2.87%	1.77%	18.29%	0.62
FTSE NAREIT Equity REITs Index[SM]	7.11%	49.37%	1.97%	10.73%	35.58%	0.48
Barcap US Aggregate Bond Index[SM]	3.60%	8.27%	5.86%	6.39%	3.89%	0.07
Dow Jones UBS Commodity Index[SM]	7.79%	8.19%	-2.56%	4.58%	21.98%	0.48

Sources: Bloomberg, JPMorgan. Calculated as of September 2, 2010. The standard deviation and correlation are based on monthly returns over the past 5 years. The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. The returns are total returns which reflect the performance of each index including dividends. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Current Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.

2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a **Repurchase Fee of 0.125%**, as further described in the relevant pricing supplement.

3. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

4. Current yield equals the most recent coupon annualized and divided by the closing price of the ETN on August 25, 2010 (which is the last ex-dividend date), and rounded to one decimal place for ease of presentation. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.

5. This number, in some cases, has been rounded for ease of presentation. As of September 2, 2010, the Market Capitalization of the ETNs was $1,547,550,000 which equals the number of ETNs issued as of September 2, 2010 multiplied by the closing price of the ETNs on September 2, 2010. A portion of the ETNs issued as of September 2, 2010 is held by an affiliate of JPMorgan Chase & Co.

The Alerian MLP Index

The Alerian MLP Index ("Index") is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Index components are selected by Alerian Capital Management, LLC ("Alerian").

Alerian is a registered investment advisor that exclusively manages portfolios focused on midstream energy MLPs.

Top 10 Index Components

Name	Ticker	Weight
Enterprise Products Partners LP	EPD	14.04%
Kinder Morgan Energy Partners LP	KMP	11.76%
Plains All American Pipeline LP	PAA	5.95%
Energy Transfer Partners LP	ETP	5.34%
Magellan Midstream Partners LP	MMP	4.48%
Kinder Morgan Management LLC	KMR	3.97%
Linn Energy LLC	LINE	3.54%
Enbridge Energy Partners LP	EEP	3.53%
Energy Transfer Equity LP	ETE	3.44%
ONEOK Partners LP	OKS	3.39%

Source: Alerian, as of June 18, 2010.

Hypothetical, Historical Total Return Index Performance



Legend:
- Alerian MLP TR Index
- S&P 500 TR Index
- S&P 500 Utilities TR Index
- Barcap US Aggregate Bond TR Index
- Dow Jones UBS Commodity TR Index
- FTSE NAREI Equity REITs TR Index

Sources: Bloomberg, JPMorgan. As of September 2, 2010. Each of these indices was calculated based on a level for such index set equal to 100% on December 29, 1995. Hypothetical, historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

Contact Details

Telephone: 800-576-3529
Website: www.jpmorgan.com/etn
Email: alerian_etn@jpmorgan.com

MLP Overview:

What are MLPs? Master Limited Partnerships ("MLPs") are limited partnerships that are publicly traded on a U.S. securities exchange. The majority of MLPs currently operate in the energy infrastructure industry, owning assets such as pipelines that transport crude oil, natural gas and other refined petroleum products. MLPs typically generate fee-based revenues, which tend not to be directly tied to changes in commodity prices.

Why invest in MLPs? MLPs provide relatively **low correlation** to a wide range of asset classes including equities and commodities and have produced **attractive historical yields** compared to other income-oriented investments**.**

Benefits of Investing in the ETNs

Exposure to a portfolio of energy MLPs through a single investment.

Income via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees.

No K-1 forms will be received by investors in the ETNs. The coupons are reported as ordinary income on Form 1099.

There is **no leverage** to the MLPs in the ETN performance .

What are the main risks in the ETNs?

The ETNs may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV.

The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.

The Issuer's obligation to repurchase the ETNs is on a weekly basis, and is subject to substantial minimum size restrictions.

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.